FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

                Aladdin Knowledge Systems Ltd. (the “Registrant”) will hold a Special General Meeting of Shareholders on February 6, 2005 at 10:00 AM Israel time at the Registrant’s offices, 15 Beit Oved Street, Tel Aviv, Israel. In connection with the meeting, on or about January 11, 2005, the Registrant will mail to shareholders a Notice of Special General Meeting of Shareholders, a Proxy Statement and a Proxy Card. Attached hereto as Exhibits 1, 2 and 3 are the Notice of Special General Meeting of Shareholders, the Proxy Statement and the Proxy Card, respectively.

                This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) By: /s/ Erez Rosen Erez Rosen Chief Financial Officer

Date: January 11, 2005